Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

May 9, 2019

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Diversified Marketing Group Inc.
Amendment #3 to Registration Statement on Form S-1
File No. 333-228706

Dear Mr. Dougherty:

Attached for filing with the Securities and Exchange Commission is Amendment No. 3 to the Global Diversified Marketing Group Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 6, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Dilution

1. The dilution table has been corrected and amended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Going Concern

2. The noted language has been eliminated.

Sincerely,

Lee W. Cassidy, Esq.